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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                              Snap-on Incorporated
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                    833034101
                                 (CUSIP Number)


                                  July 2, 1998
             (Date of Event Which Requires Filing of this Statement

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

   [_]  Rule 13d-1(b)
   [X]  Rule 13d-1(c)
   [_]  Rule 13d-1(d)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.  833034101


     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Snap-on Incorporated Benefit Trust

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
         Not Applicable

     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Not Applicable

                     5  SOLE VOTING POWER
      NUMBER OF
                             0
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             7,100,000 (See Item 4)
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                             0
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             7,100,000 (See Item 4)

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,100,000 (See Item 4)


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              Not Applicable


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.7%

    12   TYPE OF REPORTING PERSON*

              00



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1(a).     Name of Issuer:

                  Snap-on Incorporated

   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  2801 80th Street
                  Kenosha, Wisconsin  53141-1410

   Item 2(a).     Name of Person Filing:

                  Snap-on Incorporated Benefit Trust, by the Northern Trust Company as Trustee


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  2801 80th Street
                  Kenosha, Wisconsin  53141-1410


   Item 2(c).     Citizenship:

                  None

   Item 2(d).     Title of Class or Securities:

                  Snap-on Incorporated Common Stock, par value $1.00 per share


   Item 2(e).     CUSIP Number:

                  833034101


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             None

   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:

                  7,100,000*

             (b)  Percent of Class:

                  10.7%

             (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  0

                  (ii)   shared power to vote or to direct the vote:
                         7,100,000*

                  (iii)  sole power to dispose or to direct the disposition
                         of:  0

                  (iv) shared power to dispose or to direct the disposition of:

                         7,100,000**

                  * The filing of this Statement on Schedule 13G by the Snap-on Incorporated Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or The Northern Trust Company (the "Trustee"), beneficially owns any securities covered by this Statement or is requied to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement. The Trust is designed to acquire, hold and distribute shares of Company Common Stock for the purpose of funding certain benefit programs and compensation arrangements of the Company. The participants in such programs and arrangements have the right to instruct the Trustee how to vote the shares of Company stock held in the Trust. The shares of Company stock held in the Trust will be voted or tendered by the Trustee based upon receipt of confidential instructions from such participants.
                         If the Trustee does not receive instructions from participants with respect to any shares of Company stock held by the Trust, the Trustee will vote such shares in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

                  ** Shares of Company stock in the Trust may be disposed of by the Trust or Trustee only in accordance with the terms of the Trust.

   Item 5.   Ownership of Five Percent or Less of a Class.

             Not Applicable

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable

   Item 8.   Identification and Classification of Members of the Group.

             Not Applicable

   Item 9.   Notice of Dissolution of Group.

             Not Applicable

   Item 10.  Certification.

             By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                 Date:     July 13, 1998

                                 SNAP-ON INCORPORATED BENEFIT TRUST



                                 By: /s/  John J. Malusa
                                     Name: John J. Malusa
                                     Title: Vice President
                                     For The Northern Trust Company, as
                                     Trustee